SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

| | Common stock | | | | |
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance on March 18, 2016 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	6,545,000	0	-	-	0
Loss from operations	-	-	-	(59,409)	(59,409)
Balance on December 31, 2016	$ 6,545,000	$ -	$ -	$ (59,409)	$ (59,409)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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